BRF S.A.

Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of CVM Resolution No. 80/2022, hereby informs its shareholders and the market in general of the following related party transaction:

Related Party Names	BRF S.A. and Marfrig Global Foods S.A. ("Marfrig").
Relationship with the Company	Marfrig is BRF's controlling shareholder.
Date of the Transaction	October 16, 2024.
Object, Main Terms and Conditions of the Transaction

BRF and Marfrig entered into an agreement for the acquisition by BRF of up to R$350.000.000,00 (three hundred and fifty million reais) in ICMS credits generated in the state of São Paulo (“ICMS/SP Credits”) held by Marfrig. The ICMS/SP Credits will be used by BRF to offset ICMS debts generated by the Company in the State. Marfrig has already transferred to BRF ICMS/SP Credits in the amount of R$ 123.000.000,00 (one hundred and twenty-three million reais). The payment will be made in installments following the use of such ICMS/SP Credits by BRF. The first payment will be made on October 31, 2024 by BRF to Marfrig in the amount of R$

20.000.000,00 (twenty million reais).

Reasons why the Company's management deems the transaction to be equitable

The Company's management considers that the acquisition of ICMS/SP Credits is equitable and in the interest of BRF, since (i) the amount of the discount to be paid by the Company in relation to the ICMS/SP Credits was fixed taking into account the volume of credits made available to BRF and is comparable to negotiations between BRF and other companies that generate ICMS/SP Credits; and (ii) the execution of the transaction with Marfrig allows the Company to immediately make use of the ICMS/SP Credits acquired, thus promoting the reduction of the amount of cash to be spent monthly by BRF.

Eventual involvement of the counterparty, its partners or administrators in the Company's decision process regarding the Transaction or negotiation of the Transaction as representatives of the Company, describing these involvements

There was no participation by Marfrig or its managers in BRF's decision- making regarding the acquisition of ICMS/SP Credits, nor did such persons participate in the negotiation of the transaction as representatives of BRF.

São Paulo, October 16, 2024.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer